Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

December 20, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jerard T. Gibson, Esq.

Re:	Preferred Apartment Communities, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed on December 20, 2010
File No. 333-168407

Dear Mr. Gibson:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 16, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on July 30, 2010 (No. 333-168407) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 4, 2010, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on November 17, 2010 and Amendment No. 3 to the Registration Statement filed by the Company with the Commission on December 14, 2010

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 4.  All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

December 20, 2010

Use of Proceeds, page 56

1.
The table on page 56 indicates that you will use offering proceeds of approximately $24.0 million to acquire the two properties.  Please reconcile this amount with the disclosure in the second full paragraph on page 57, which states that you will use approximately $24.8 million from offering proceeds to acquire these properties.

We advise the Staff that the figures in the line item entitled “[p]repaid terms and fees related to purchase of property” in the “Use of Proceeds” table on approximately page 56 of Amendment No. 3 to the Registration Statement did not include amounts for estimated capital expenditure reserves and certain other prepaid expenses.  We have revised the figures in this table to include these amounts so that the table includes the amounts relating to estimated capital expenditure reserves and certain other prepaid expenses and corresponds with the disclosure on approximately pages 57 and 66.

Part II – Information Not Required in Prospectus
Exhibit 5.1 Opinion of Venable LLP
Exhibit 8.1 Opinion of Proskauer Rose LLP

2.	Please file final, executed opinions with your next amendment, and revise the exhibit index to remove the reference to “form of” the opinions.

We advise the Staff that we have filed the final, executed opinions with Amendment No. 4 and have revised the exhibit index of Amendment No. 4 to remove the references to “form of” the opinions.

3.
We note your response to comment 17 from our letter dated December 10, 2010.  Please explain why the company’s REIT qualification is relevant to the legality opinion.  If REIT qualification is not a condition to legal issuance of the shares, please provide a revised opinion that removes the assumption regarding compliance with Section 4.06 of your charter.

We advise the Staff that the Company has been advised by counsel that it is not able to remove altogether from its opinion the assumption regarding compliance with Section 4.06 of the charter.  If an issuance of shares would result in a person owning shares in violation of one of the restrictions on ownership and transfer set forth in Section 4.06 and an automatic transfer of such shares to a charitable trust would not be effective for any reason to prevent the violation, Section 4.06(b)(i)(B)(2) provides that the issuance is void and the intended transferee acquires no rights in the shares.  Shares cannot be validly issued if the issuance of such shares is void under Section 4.06(b)(i)(B)(2).  However, in order to clarify that the assumption regarding compliance with Section 4.06 of the charter qualifies only the valid issuance opinion and not the due authorization opinion, counsel has moved the assumption from the section of the opinion setting forth general assumptions to the portion of paragraph 2 on page 3 of the opinion relating to valid issuance. Counsel has also revised the assumption to refer to the specific provisions within Section 4.06 pursuant to which share issuances or transfers may be void.

December 20, 2010

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.